FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson

403 291-2492

christine.anderson@qsound.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

QSound Labs’ Major Licensees including ATI, Broadcom, Qualcomm and Tensilica to Demonstrate microQ Enhanced Products at 3GSM

BARCELONA, SPAIN - FEBRUARY 13, 2006 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, is pleased to announce that it’s microQ technology will be demonstrated by several of its major licensees including ATI, Broadcom, QUALCOMM and Tensilica during 3GSM, the world's premier mobile event, in Barcelona, February 13th – 16th.

“3GSM provides us with an exceptional opportunity to expose microQ to the world’s largest mobile OEMs, through a variety of quality products from our major licensees,” said David Gallagher, President and CEO, QSound Labs. “We believe that working together with our partners, at such a significant show, will bring further awareness of microQ’s high quality audio features and demonstrate its value to the mobile device marketplace.”

To date microQ has been incorporated in a number of handheld and mobile devices including BenQ’s P50, E-TEN’s M500 & M600, MiTAC’s MIO 8870 & 8390, ZTE’s e3, UTStarcom’s UT107 and Lenovo’s P930. It has also been incorporated into reference design platforms from Aplix, ATI, Broadcom, CEVA, Emuzed, Intel, LSI, QUALCOMM, Tensilica and Texas Instruments.

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QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE - Calgary, AB - Canada T2E 7J2 - Phone: 403.291.2492 - Fax 403.250.1521

www.qsound.com

About microQ

The microQ feature set is unmatched by any single vendor.  It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Toshiba, Philips, Sanyo and RealNetworks among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, exposure of microQ to OEM’s at 3GSM and demonstration of microQ’s value in the mobile marketplace. Such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued licensing and use of microQ, acceptance of microQ by OEM’s, ODM’s and consumers, continued growth of the mobile devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE - Calgary, AB - Canada T2E 7J2 - Phone: 403.291.2492 - Fax 403.250.1521

www.qsound.com